WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Exhibit 11.1

Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$1,755	$2,010	$7,223	$5,073
Discontinued operations	$45	$61	$(740)	$534
Net earnings	$1,800	$2,071	$6,483	$5,607

Shares:
Average common shares outstanding	8,812	7,403	8,752	7,401

Basic earnings per common share
Income from continuing operations	$0.20	$0.27	$0.83	$0.69
Discontinued operations	-	$0.01	($0.09)	$0.07
Net earnings	$0.20	$0.28	$0.74	$0.76

Assuming Full Dilution
Earnings:
Income from continuing operations	$1,755	$2,010	$7,223	$5,073
Discontinued operations	$45	$61	$(740)	$534
Net earnings	$1,800	$2,071	$6,483	$5,607

Shares:
Diluted average common shares outstanding	8,954	7,496	8,915	7,489

Earnings per common share assuming full dilution
Income from continuing operations	$0.20	$0.27	$0.81	$0.68
Discontinued operations	-	$0.01	$(0.08)	$0.07
Net earnings	$0.20	$0.28	$0.73	$0.75

Supplemental information:

Difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.